Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors
First Financial Northwest, Inc.

We consent to the incorporation by reference in the registration statements (No. 333-152928 and No. 333-149292) on Form S-8 of First Financial Northwest, Inc. of our reports dated March 9, 2009, with respect to the consolidated balance sheets of First Financial Northwest, Inc. and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of operations, stockholders’ equity and comprehensive income (loss) and cash flows for each of the years in the three-year period ended December 31, 2008, and the effectiveness of internal control over financial reporting as of December 31, 2008, which reports appear in the December 31, 2008 annual report on Form 10-K of First Financial Northwest, Inc.

/s/ KPMG LLP

Salt Lake City, Utah
March 9, 2009